January 15, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VALIC Company I – Science & Technology Fund
Pre-Effective Amendment No. 1
Securities Act File No. 333-250813

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, VALIC Company I (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-250813) (the “Amendment”) so that the Amendment is declared effective on Tuesday, January 19, 2021, or as soon as practicable thereafter.  AIG Capital Services, Inc., the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing.  Please call Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138 or Stacey P. Ruiz of Willkie Farr & Gallagher LLP at (212) 728-8037.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 15, 2021

Very truly yours,

VALIC Company I

By:	/s/ John T. Genoy
	Name:	John T. Genoy
	Title:	President

AIG Capital Services, Inc.

By:	/s/ James T. Nichols
	Name:	James T. Nichols
	Title:	Director, President and Chief Executive Officer